Exhibit 99.1

Ballard Power Systems Inc.	Ballard Power Systems
4343 North Fraser Way
Burnaby BC V5J 5J9
Canada

News Release	Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Shareholders Approve the Sale of German Subsidiary to DaimlerChrysler and Ford

For Immediate Release – August 29, 2005

Vancouver, Canada – The shareholders of Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today approved the sale of the company’s German subsidiary, Ballard Power Systems AG (BPSAG), to DaimlerChrysler AG (DaimlerChrysler) and Ford Motor Company (Ford). The transaction received overwhelming support, with 97.65% of shares voted, excluding those of DaimlerChrysler and Ford, in favor of the sale.

“The vote in favor of the sale reflects the recognition by Ballard shareholders of the value in this transaction,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “Ballard will now be clearly focused on our core competency – fuel cell development – and on reaching the targets outlined in our Technology ‘Road Map.’”

The transaction is expected to close on August 31, 2005.

Upon closing, the parties will enter into the Fourth Alliance Agreement and development agreements for the next generation vehicular fuel cell and electric drive train, under which DaimlerChrysler and Ford will provide Ballard up to $59 million in development funding over the next four years.

About Ballard Power Systems

Ballard Power Systems is recognized as the world leader in the design, development, and manufacture of zero-emission proton exchange membrane fuel cells.  Ballard’s mission is to develop fuel cell power as a practical alternative to internal combustion engines through technology leadership.  To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

For further information please contact Rebecca Young or Michelle Cormack at 604-454-0900.